

Mail Stop 3561

September 29, 2017

Ohad Goren
Chief Executive Office
E-Qure Corp.
20 West 64th Street, Suite 39G,
New York, NY 10023

Re: E-Qure Corp.
Registration Statement on Form S-1
Filed September 7, 2017
File No. 333-220371

Dear Mr. Goren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are negotiating and expect to enter into a standby purchase agreement. However, in the second to last risk factor on page 28, you state: "We do not plan to enter into standby purchase agreements as part of this offering." Please reconcile your disclosures.

2. In addition, in the appropriate place in your prospectus please clarify the role of your standby purchaser and the terms of the standby purchase agreement. Your prospectus cover page suggests that the standby purchaser may purchase some but not all of the unsubscribed units. However, your disclosure on page 40 suggests that your standby purchaser will purchase all unsubscribed units and might be acting in the capacity of an underwriter. Also, please revise your disclosure to clarify when you will execute your

standby purchase agreement with a view to understanding whether you will be disclosing the identity of your standby purchaser.

U.S. Federal Income Tax Considerations, page 14

3. We note your disclosure that you believe this transaction should not be taxable. Please provide a tax opinion as an exhibit or tell us why such opinion is not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2. of Staff Legal Bulletin No. 19, which is available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products